Registrant Name:   Vanguard Tax-Managed Fund Inc
CIK:   0000923202
File Number: 811-07175
Series: 1 and 2


The Vanguard Tax-Managed Growth and Income Fund (Series 1) and the Vanguared Tax-Managed Capital Appreciation Fund (Series 2) both issued a new class of shares called Admiral Class. The Admiral Class shares were first issued on November 12, 2001.